                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2001


                          TRANSATLANTIC PETROLEUM CORP.


                             340 - 12th Avenue S.W.
                                   Suite 1550
                            Calgary, Alberta T2R 1L5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X          Form 40-F
                             -----                  ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                    No    X
                      ------                  -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                        -----------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRANSATLANTIC PETROLEUM CORP.
                                                        (Registrant)



                                            By: /s/ SCOTT C. LARSEN
                                               ----------------------------
                                            Name: SCOTT C. LARSEN
                                                 --------------------------
Date:  May 16, 2001                         Title:      ACTING CFO
                                                  -------------------------

                                  EXHIBIT INDEX


         EXHIBITS                       DESCRIPTION
        ----------          ---------------------------------------


            1               Press Release issued by TransAtlantic
                            Petroleum Corp. on April 27, 2001.


            2               Press Release issued by TransAtlantic
                            Petroleum Corp. on May 15, 2001.


            3               Consolidated Financial Statements of
                            TRANSATLANTIC PETROLEUM CORP.
                            As at December 31, 2000 and 1999 and for each of the years in the three year period ended December 31, 2000


            4 First Quarter Interim Financial Report of TransAtlantic Petroleum Corp.



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